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                            December 9, 2021

       William F. Oplinger
       Chief Financial Officer
       Alcoa Corporation
       201 Isabella Street, Suite 500
       Pittsburgh, Pennsylvania 15212-5858

                                                        Re: Alcoa Corporation
                                                            Form 10-K for the
Year Ended December 31, 2020
                                                            Response dated
November 29, 2021
                                                            File No. 001-37816

       Dear Mr. Oplinger:

               We have reviewed your November 29, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 12, 2021 letter.

       Form 10-Q for the Quarter Ended September 30, 2021

       Statement of Consolidated Cash Flows, page 4

   1. Your response to prior comment 5 indicates that the "Premium paid on early redemption of debt" line item is
removing interest expense related to debt prepayments from operating cash flows and
reclassifying them as financing cash flows in accordance with ASC 230-
                                                        10-45-15. Considering
ASC 230-10-45-15(g) specifically indicates that payments of
                                                        accrued interest are
excluded from financing activities, please clarify how your
                                                        presentation complies
with ASC 230-10-45-15(g) and ASC 230-10-45-17(c). A
                                                        description of the
related journal entries and how they are reflected on the statement of cash flows may
facilitate our understanding.
 William F. Oplinger
Alcoa Corporation
December 9, 2021
Page 2

       You may contact Heather Clark at 202-551-3624 or Andrew Blume at 202-551-3254 if
you have any questions.



FirstName LastNameWilliam F. Oplinger                  Sincerely,
Comapany NameAlcoa Corporation
                                                       Division of Corporation
Finance
December 9, 2021 Page 2                                Office of Manufacturing
FirstName LastName